October 16, 2019

Jeffrey Wolf
Chief Executive Officer
Heat Biologics, Inc.
801 Capitola Drive
Durham, NC 27713

       Re: Heat Biologics, Inc.
           Registration Statement on Form S-1
           Filed on October 4, 2019
           File No. 333-234105

Dear Mr. Wolf:

        We have limited our review of your registration statement to those issues we have addressed in our comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-1 filed October 4, 2019

Description of Our Securities, page 35

1. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the
      Securities Act or the Exchange Act. In that regard, we note that Section 27 of the
      Exchange Act creates exclusive federal jurisdiction over all suites brought to enforce any duty or liability created the the Exchange Act or the rules and regulations thereunder, and
      Section 22 of the Securities Act creates concurrent jurisdiction for federal ans state courts over all suites brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If the provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive
 Jeffrey Wolf
Heat Biologics, Inc.
October 16, 2019
Page 2
       forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Paul Fischer, Staff Attorney, at 202-551-3415, or Irene Paik, Attorney
Adviser, at 202-551-6553, with any questions.



                                                              Sincerely,
FirstName LastNameJeffrey Wolf
                                                              Division of
Corporation Finance
Comapany NameHeat Biologics, Inc.
                                                              Office of Life
Sciences
October 16, 2019 Page 2
cc:       Patrick Egan
FirstName LastName